

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549-4628

DIVISION OF
CORPORATION FINANCE

September 1, 2009

Via U.S. Mail

Mr. Tom Lough
President
Colombia Goldfields Ltd.
#208-8 King Street East
Toronto, Ontario, Canada M5C 1B5

> **Re: Colombia Goldfields Ltd.**
> **Revised PREM14A**
> **Filed August 12, 2009**
> **File No. 0-51013**

Dear Mr. Lough:

　　We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Preliminary Schedule 14A, Amendment No. 1, Filed August 12, 2009

Background of the Merger Transaction, page 42

1.   If accurate, expand the penultimate paragraph in this section to disclose explicitly that prior to this proposed merger, the parties to the merger had no affiliations. In the alternative, describe all prior affiliations between the parties in necessary detail.

2.   Briefly discuss the principal terms of the third party proposal that the board rejected, and disclose when and for what reason(s) it was rejected. In that regard, we note your response to our prior comment 7 and your statement on page 50 that "the identity of the third party in and the terms of [the alternative third party proposal] are confidential." Please explain to us why you believe that this

information would not be material to stockholders. Also provide the basis for your assertion that this information is confidential. We may have additional comments.

Opinion of Haywood, page 48

3.   We reissue prior comments 3, 6, and 7 insofar as you fail to describe in necessary detail the analyses the advisor performed. For example, identify the "comparative transactions," and explain further how the values were assessed and how the advisor accounted for the companies' "respective financial positions." Also provide us with the board books on a supplemental basis.

4.   Insofar as the various analyses were performed for the purpose of determining whether the proposed merger was fair, revise to clarify the significance of the advisor's finding that Colombia was trading at a relatively distressed level and that such a finding "supported the premise of value recovery following completion of a transaction that would address the working capital deficiency, such as the merger transaction." It is unclear why addressing the working capital deficiency would impact fairness, since after the merger holders of Colombia stock will no longer hold shares of Colombia. The reference to a "premise of value recovery" also requires further clarification in context.

5.   We note your response to our prior comment 9 and your references on page 48 to "customary placement agent fees." Please disclose the amounts of such fees in each case.

Exhibit D – Fairness Opinion of Haywood Securities (UK) Limited

6.   We note your response to our prior comment 10 and reissue the comment in part. At page 7 of the opinion, the advisor still suggests that it is "for the benefit and use of GOL's board of directors only …. " Please obtain a revised version of the fairness opinion that includes no such limitation.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Hugo Sin, Shearman & Sterling LLP
        Toronto, Ontario
        (416) 360-2958